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                                                                    EXHIBIT 1.17


February 18, 1998

CONFIDENTIAL

Mr. Richard E. Bagley
121 Chestnut Street
Weston, Massachusetts 02193

Dear Dick:

We would like to formally offer you the position of President and C.E.O. of AltaRex Corp. I know you share with me, the employees, the Board and our investors the enthusiasm for the opportunity AltaRex represents to develop a cancer company that can make a real difference.

As President and C.E.O. you would be responsible for all aspects of the Company and its operations both in Edmonton and in the Boston area where you will establish U.S. operations. You will report to the Board of Directors.

The terms of the offer are described below: (All amounts are in Canadian dollars)


Base Salary:             $250,000 per annum paid in 12 equal
                         monthly payments, subject to increase on an annual basis

Sign-on Bonus:           $100,000 paid on joining the company



Performance Bonuses:     1) A bonus of 30% will be paid on January 1, 1999 upon
                         the successful corporate efforts leading to an AltaRex closing price of $4.00 (CDN) by Dec. 31, 1998 on the TSE

                         2) An additional bonus of 10-20% will be paid in early 1999 as part of the Company's overall incentive program if key objectives identified by the Board have been met

Stock: You will be offered options to purchase 825,000 shares of common stock of the Company vesting 33 1/3% per year over 3 years commencing on the date of employment. The exercise price of these options will be set by the Board of Directors at fair market value. This issuance of share purchase options and their exercise is subject to the availability of appropriate exemptions from Canadian and U.S. regulations. The Company will use its best efforts to obtain such approvals. These options must be exercised within 90 days after any termination of your employment unless termination is for cause. Vesting of these options will be accelerated in full if the Company is sold.


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Mr. Richard E. Bagley
February 18, 1998
Page 2


Group Benefits:          You will receive comprehensive group health,
                         disability, accident and life insurance benefits in
                         line with the attached plan of Blue Cross of Canada or
                         such other comparable benefits and protection as the
                         Company is able to reasonably obtain from another plan
                         You will also be entitled to participate in and enjoy
                         the benefits of a retirement and pension plan, as     .
                         instituted by the Company with Great West Life
                         Insurance for the benefit of its employees generally.
                         You will also be entitled to any other benefits as may be deemed by the Board of Directors to be appropriate to the position held by you as C.E.O. and to the discharge of your duties.

                         You will be entitled to illness and vacation days
Leave: consistent with the standard policies for the Company's employees and any such additional leave benefits which the Board of Directors may deem appropriate.



Agreements:              As a condition of employment, you will be required to
                         sign customary invention, non-disclosure and non-compete agreements. You will also be required to apply for an appropriate working permit in Canada.

Severance Compensation:  If your employment is terminated by the Company without cause in the first year, you will be entitled to receive 24 months of continued base salary payments. Should your employment be terminated without cause after the first 12 months, you will be entitled to receive 12 months of continued base salary payments plus Bonus #1.

We would like to move forward as soon as possible and would like to suggest an early start date of February 23, 1998.

I personally very much look forward to working with you.

Sincerely,


/s/ Antoine A. Noujaim
----------------------
Antoine A. Noujaim
Chairman of the Board
                                                        Agreed and Accepted by:


                                                        /s/ Richard E. Bagley
                                                        ------------------------
                                                        Richard E. Bagley


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March 30, 1998

Ron McMahan
President
Oxbow Capital Inc.
29th Floor, 350 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Via Fax:

Dear Ron:

Re:      Compensation Committee
         Salary And Bonuses Of Richard E. Bagley
         ---------------------------------------

We are writing to request that Richard Bagley's salary structure be changed to accommodate the following cash flow sequence for the Company.

We suggest that Richard's base salary be increased to $350,000 Canadian per annum and that his $100,000 sign-on bonus and his 30% performance bonus payable on January 1, 1999 as described in his offer letter be reduced to zero. This would allow us to avoid the large up-front payments of the above two bonuses. Accordingly, we would distribute salary payments to Richard evenly over the course of the year of employment.

If you concur please sign the bottom of this letter and send it back to me. I will have Richard sign this acknowledgement as well.

Sincerely,


/s/ Blaine Schamber
----------------------------------
Blaine Schamber
VP Finance & Corporate Development

cc:    Richard E. Bagley


I agree with the above change to the salary and bonus structure for Richard E. Bagley.



/s/ William R. McMahan                                     /s/ Richard E. Bagley
----------------------                                     ---------------------
William R. McMahan                                         Richard E. Bagley
Chairman,
Compensation Committee